UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM U-9C-3

QUARTERLY REPORT PURSUANT TO RULE 58 OF
THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

For the Calendar Quarter Ended September 30, 2002

Dominion Resources, Inc.
(Name of registered holding company)

120 Tredegar Street
Richmond, Virginia 23219
(Address of principal executive offices)

ITEM 1 - ORGANIZATION CHART

Name of Reporting Company	Energy or Gas Related Company	Date of Organization	State of Incorporation	% of Voting Securities Held	Nature of Business
Dominion Resources, Inc. ("DRI")(a)
Dominion Alliance Holding, Inc. ("DAH")	Energy Related	11/2000	Delaware	100%	Holds an investment in Bridgeco that will develop the infrastructure necessary to operate the Alliance regional transmission organization.
Dominion Energy Technologies, Inc. ("DETI")	Energy Related	4/2001	Virginia	100%	Holds venture investments in energy technology companies.
Dominion Metering Services, Inc. ("DMS")	Energy Related	12/2000	Virginia	100%	Provides contract meter reading services.
Dominion Ohio ES, Inc. ("DOES")	Energy Related	5/2001	Ohio	100%	Provides engineering, construction and other services.
Dominion Technical Solutions, Inc. ("DTECH") (NEW)	Energy Related	8/2002	Virginia	100%	Provides engineering, construction and other services.

(a) Directly or indirectly holds interests in energy-related companies.

ITEM 1 - ORGANIZATION CHART (CONTINUED)

Name of Reporting Company	Energy or Gas Related Company	Date of Organization	State of Incorporation	% of Voting Securities Held	Nature of Business
Dominion Resources, Inc. ("DRI") (a)
Dominion Energy, Inc. ("DEI") (a)
Dominion Energy Direct Sales, Inc. ("DEDS")	Energy Related	2/2000	Virginia	100%	Primarily engages in retail sales of electricity and gas to commercial and industrial users.
Dominion Energy Exchange, Inc. ("DEE")	Energy Related	9/2000	Virginia	100%	Owns an interest in EIP Holdings, LLC ("EIP") which owns 66.34% of TradeSpark, LP, an electronic and telephonic marketplace for transactions in natural gas, electricity and other fuels.(b)
Dominion Cleveland Thermal, Inc. ("DCT")	Energy Related	10/2000	Ohio	100%	Produces steam and chilled Water for retail customers in the Cleveland, Ohio area.
Dominion Wagram, Inc. ("Wagram") (NEW)	Energy Related	4/2002	North Carolina	100%	Holds contracts pertaining to a steam plant facility in Wagram, NC that DEDS built to serve Westpoint Stevens.

(a) Directly or indirectly holds interests in energy-related companies.

(b) DEE's voting rights in EIP cannot exceed 9.9% unless (i) its economic interest is less than 10% or (ii) it elects to increase its voting rights to equal its economic interest.

ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS(d)

Company issuing security (Borrower)	Type of security issued	Principal amount of security	Issue or renewal	Cost of capital	Person to whom issued (Lender)	Collateral given with security	Consideration received for each security

DAH	Short Term Advances	$2,538,000	-	-	DRI	-	-

(c) The chart reflects advances made by Lenders to Borrowers. Advances are evidenced by book entries and were made pursuant to Rule 52.

Company Contributing Capital	Company Receiving Capital	Type and Amount of Capital Infusion
DRI	DTECH	$46,000 in return for 200 shares of no par common stock; capital contribution of $1,000,000
DEI	Wagram	$1,000 in return for 100 shares of no par common stock

ITEM 3 - ASSOCIATE TRANSACTIONS

Part I - Transactions Performed by Reporting Companies on Behalf of Associate Companies
Reporting Company Rendering Service	Associate Company Receiving Service	Types of Services Rendered	Direct Costs Charged	Indirect Costs Charged	Cost of Capital	Total Amount Billed

DOES	Dominion Equipment, Inc. (d)	Engineering services	75,634	0	0	75,634
DTECH	Dominion Person, Inc. (e)	Engineering services	2,428	1,092	0	3,520
DTECH	Armstrong Energy Limited Partnership, LLLP (e)	Engineering services	85	39	0	124
DTECH	Dresden Energy, LLC (e)	Engineering services	63,407	26,445	0	89,852
DTECH	Fairless Energy, LLC (e)	Engineering services	45,106	19,668	0	64,774

(d) Services provided by DOES to Dominion Equipment, Inc. are provided pursuant to service agreements dated June 1, 2001 in the form of Exhibit B to the Form U-9C-3 filed for the fourth quarter of 2001.

(e) Services provided by DTECH to Dominion Person, Inc., Armstrong Energy Limited Partnership, LLLP, Dresden Energy, LLC and Dominion Equipment III, Inc. as agent for Fairless Energy, LLC are provided pursuant to service agreements dated August 1, 2002 in the form of Exhibits B,C,D and E, respectively.

Part II - Transactions Performed by Associate Companies on Behalf of Reporting Companies
Associate Company Rendering Service	Reporting Company Receiving Service	Types of Services Rendered	Direct Costs Charged	Indirect Costs Charged	Cost of Capital	Total Amount Billed
Dominion Retail, Inc.	DEDS (f)	Administrative & Management Services	9,054	0	0	9,054

(f) Services provided by Dominion Retail, Inc. to DEDS are provided pursuant to service agreements dated June 1, 2002 in the form of Exhibit F.

ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT

Investments in energy-related companies (in thousands):

Total consolidated capitalization of DRI as of September 30, 2002	$26,088,524(g)		Line 1

Total capitalization multiplied by 15% (Line 1 multiplied by 0.15)	3,913,279		Line 2

Greater of $50 million or line 2		$3,913,279	Line 3

Total current aggregate investment: (categorized by major line of energy-related business)

Energy-related business by category

Category 2	10
Category 5	16,836
Category 6	13,690
Category 7	10,099

Total current aggregate investment		40,634	Line 4

Difference between the greater of $50 million or 15% of capitalization and the total aggregate investment of the registered holding system (line 3 less line 4)		3,872,644	Line 5

Investments in gas-related companies (in thousands):

Total current aggregate investment: (categorized by major line of gas-related business)	None (h)

(g) Includes short-term debt of $3,824,442.

(h) Consolidated Natural Gas Company, a subsidiary of DRI which is registered as a holding company solely by reason of ownership of voting securities of gas utility companies, has gas-related companies which are covered by its Form U-9C-3.

ITEM 5 - OTHER INVESTMENTS

Major Line of Energy-Related Business	Other Investment in Last U-9C-3 Report	Other Investment in this U-9C-3 Report	Reason for Difference in Other Investment

None.

ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

A. Financial Statements

Balance sheets as of September 30, 2002 and income statements for the quarter and nine months ended September 30, 2002 for the following companies are filed under confidential treatment pursuant to Rule 104(b):

DEDS
DEE
DAH
DETI
DMS
DCT
DOES
Wagram
DTECH

B. Exhibits

The form of service agreement, dated August 1, 2002 between DTECH and Dominion Person, Inc. is attached as Exhibit B.

The form of service agreement, dated August 1, 2002 between DTECH and Armstrong Energy Limited Partnership, LLLP is attached as Exhibit C.

The form of service agreement, dated August 1, 2002 between DTECH and Dresden Energy, LLC is attached as Exhibit D.

The form of service agreement, dated August 1, 2002 between DTECH and Dominion Equipment III, Inc. as Construction Agent for Amanda Funding Limited Partnership, with respect to Fairless Energy LLC is attached as Exhibit E.

The form of service agreement, dated June 1, 2002 between Dominion Retail, Inc. and DEDS is attached as Exhibit F.

The certificate as to filing with interested state commissions is attached hereto as Exhibit G.

SIGNATURE

The undersigned registered holding company has duly caused this quarterly report to be signed on its behalf by the undersigned attorney thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.

DOMINION RESOURCES, INC.

/s/ James F. Stutts
By: James F. Stutts Its Attorney
November 26, 2002

Exhibit B

August 1, 2002

Dominion Person, Inc.
120 Tredegar Street
Richmond, VA 23219

Gentlemen:

This Agreement is entered into by and between Dominion Technical Solutions, Inc. ("Providing Company"), a Virginia corporation and Dominion Person, Inc. ("Receiving Company"), a Delaware corporation. Receiving Company has requested that Providing Company provide it with certain services which it may from time to time require in the conduct of its business. Providing Company has agreed to provide such services to Receiving Company, upon the terms and conditions hereinafter provided.

Accordingly, in consideration of the mutual promises herein contained, Providing Company and Receiving Company agree as follows:

    Upon oral or written request by Receiving Company, Providing Company will provide such engineering, consulting, planning, design, inspection and related services as are deemed necessary or desirable. In so doing, Providing Company may arrange for and provide the services of its own qualified personnel, or it may, after consultation with Receiving Company, arrange for and provide the services of such qualified, non-affiliated personnel as Providing Company, in its own opinion, deems necessary or appropriate.
    All services rendered under and in accordance with this Agreement shall be provided at cost.

    The cost of rendering such services shall include: (1) a portion of the salaries and wages of employees of Providing Company determined according to the time devoted by such employees to the performance of services hereunder for Receiving Company; (2) the costs of such employees' benefits, payroll taxes and compensated absences attributable to salaries and wages directly billed, as determined in accordance with Providing Company policies and procedures in place from time to time, (3) all other out-of-pocket operating costs, including expenses for transportation, tolls and other expenses incurred by Providing Company or its employees in connection with the performance of services under this Agreement , (4) the actual costs of materials and supplies furnished by Providing Company in connection with the performance of services under this Agreement, and (5) administrative and general costs attributable to services performed under this Agreement (including reasonable amounts for general office maintenance and depreciation, amortization, return and related taxes on Providing Company's general plant investment), determined in accordance with Providing Company's policies and procedures.

    Providing Company shall render monthly statements to Receiving Company for services supplied or to be supplied in the manner set forth above. Such statements shall include the costs of all services supplied hereunder during the preceding month and may include estimated amounts attributable to services which Providing Company anticipates it will supply during the next succeeding calendar month. All statements so rendered will be due and payable ten (10) days after receipt thereof.
    This Agreement shall become effective as of August 1, 2002, and shall continue in force and effect until terminated by either party upon thirty (30) days' written notice of termination; provided, however, that this Agreement shall be subject to termination or modification at any time to the extent that its performance may conflict with the provisions of the Public Utility Holding Company Act of 1935, as amended, or any rule, regulation or order of the Securities and Exchange Commission adopted or promulgated prior or subsequent to the making of this Agreement; and provided, further, that this Agreement shall be subject to the approval of any state or federal regulatory body or agency, the approval of which is, by the laws of said state or of the United States, a legal prerequisite to the execution, acceptance or performance of this Agreement.
    Either party may, without relieving itself of its obligations under this Agreement, assign any of its rights hereunder to a person with which it is affiliated, but otherwise no assignment of this Agreement or any of the rights or obligations hereunder shall be made unless there first shall have been obtained the consent thereto in writing of the other party.

If you approve of this proposal, please indicate your acceptance by executing both copies hereof in the space provided and return one (1) fully executed copy to Providing Company.
Respectfully submitted, Dominion Technical Solutions, Inc.

By: /s/ Jimmy D. Staton
Jimmy D. Staton Senior Vice President - Electric Transmission & Electric Distribution
Accepted and Agreed to: Dominion Person, Inc.

By: /s/ Malcom G. Deacon, Jr.
Malcolm G. Deacon, Jr. Vice President - Technical Services

Exhibit C

August 1, 2002

Armstrong Energy Limited Partnership LLLP
120 Tredegar Street
Richmond, Virginia 23219

Gentlemen:

This Agreement is entered into by and between Dominion Technical Solutions, Inc. ("Providing Company"), a Virginia corporation and Armstrong Energy Limited Partnership LLLP ("Receiving Company"), a Delaware corporation. Receiving Company has requested that Providing Company provide it with certain services which it may from time to time require in the conduct of its business. Providing Company has agreed to provide such services to Receiving Company, upon the terms and conditions hereinafter provided.

Accordingly, in consideration of the mutual promises herein contained, Providing Company and Receiving Company agree as follows:

    Upon oral or written request by Receiving Company, Providing Company will provide such engineering services, training and technical support and scheduled maintenance support services as are deemed necessary or desirable. In so doing, Providing Company may arrange for and provide the services of its own qualified personnel, or it may, after consultation with Receiving Company, arrange for and provide the services of such qualified, non-affiliated personnel as Providing Company, in its own opinion, deems necessary or appropriate.
    All services rendered under and in accordance with this Agreement shall be provided at cost.

    The cost of rendering such services shall include: (1) a portion of the salaries and wages of employees of Providing Company determined according to the time devoted by such employees to the performance of services hereunder for Receiving Company; (2) the costs of such employees' benefits, payroll taxes and compensated absences attributable to salaries and wages directly billed, as determined in accordance with Providing Company policies and procedures in place from time to time, (3) all other out-of-pocket operating costs, including expenses for transportation, tolls and other expenses incurred by Providing Company or its employees in connection with the performance of services under this Agreement , (4) the actual costs of materials and supplies furnished by Providing Company in connection with the performance of services under this Agreement, and (5) administrative and general costs attributable to services performed under this Agreement (including reasonable amounts for general office maintenance and depreciation, amortization, return and related taxes on Providing Company's general plant investment), determined in accordance with Providing Company's policies and procedures.

    Providing Company shall render monthly statements to Receiving Company for services supplied or to be supplied in the manner set forth above. Such statements shall include the costs of all services supplied hereunder during the preceding month and may include estimated amounts attributable to services which Providing Company anticipates it will supply during the next succeeding calendar month. All statements so rendered will be due and payable ten (10) days after receipt thereof.
    This Agreement shall become effective as of August 1, 2002 and shall continue in force and effect until terminated by either party upon thirty (30) days' written notice of termination; provided, however, that this Agreement shall be subject to termination or modification at any time to the extent that its performance may conflict with the provisions of the Public Utility Holding Company Act of 1935, as amended, or any rule, regulation or order of the Securities and Exchange Commission adopted or promulgated prior or subsequent to the making of this Agreement; and provided, further, that this Agreement shall be subject to the approval of any state or federal regulatory body or agency, the approval of which is, by the laws of said state or of the United States, a legal prerequisite to the execution, acceptance or performance of this Agreement.
    Either party may, without relieving itself of its obligations under this Agreement, assign any of its rights hereunder to a person with which it is affiliated, but otherwise no assignment of this Agreement or any of the rights or obligations hereunder shall be made unless there first shall have been obtained the consent thereto in writing of the other party.

If you approve of this proposal, please indicate your acceptance by executing both copies hereof in the space provided and return one (1) fully executed copy to Providing Company.
Respectfully submitted, Dominion Technical Solutions, Inc.

By: /s/ Jimmy D. Staton
Jimmy D. Staton Senior Vice President - Electric Transmission And Electric Distribution
Accepted and Agreed to: Armstrong Energy Limited Partnership LLLP

By: /s/ Malcom G. Deacon, Jr.
Malcolm G. Deacon, Jr. Vice President - Technical Solutions

Exhibit D

August 1, 2002

Dresden Energy, LLC
120 Tredegar Street
Richmond, Virginia 23219

Gentlemen:

This Agreement is entered into by and between Dominion Technical Solutions, Inc. ("Providing Company"), a Virginia corporation and Dresden Energy, LLC ("Receiving Company"), a Delaware limited liability company. Receiving Company has requested that Providing Company provide it with certain services which it may from time to time require in the conduct of its business. Providing Company has agreed to provide such services to Receiving Company, upon the terms and conditions hereinafter provided.

Accordingly, in consideration of the mutual promises herein contained, Providing Company and Receiving Company agree as follows:

    Upon oral or written request by Receiving Company, Providing Company will provide such engineering services, training and technical support and scheduled maintenance support services as are deemed necessary or desirable. In so doing, Providing Company may arrange for and provide the services of its own qualified personnel, or it may, after consultation with Receiving Company, arrange for and provide the services of such qualified, non-affiliated personnel as Providing Company, in its own opinion, deems necessary or appropriate.
    All services rendered under and in accordance with this Agreement shall be provided at cost.

    The cost of rendering such services shall include: (1) a portion of the salaries and wages of employees of Providing Company determined according to the time devoted by such employees to the performance of services hereunder for Receiving Company; (2) the costs of such employees' benefits, payroll taxes and compensated absences attributable to salaries and wages directly billed, as determined in accordance with Providing Company policies and procedures in place from time to time, (3) all other out-of-pocket operating costs, including expenses for transportation, tolls and other expenses incurred by Providing Company or its employees in connection with the performance of services under this Agreement , (4) the actual costs of materials and supplies furnished by Providing Company in connection with the performance of services under this Agreement, and (5) administrative and general costs attributable to services performed under this Agreement (including reasonable amounts for general office maintenance and depreciation, amortization, return and related taxes on Providing Company's general plant investment), determined in accordance with Providing Company's policies and procedures.

    Providing Company shall render monthly statements to Receiving Company for services supplied or to be supplied in the manner set forth above. Such statements shall include the costs of all services supplied hereunder during the preceding month and may include estimated amounts attributable to services which Providing Company anticipates it will supply during the next succeeding calendar month. All statements so rendered will be due and payable ten (10) days after receipt thereof.
    This Agreement shall become effective as of August 1, 2002 and shall continue in force and effect until terminated by either party upon thirty (30) days' written notice of termination; provided, however, that this Agreement shall be subject to termination or modification at any time to the extent that its performance may conflict with the provisions of the Public Utility Holding Company Act of 1935, as amended, or any rule, regulation or order of the Securities and Exchange Commission adopted or promulgated prior or subsequent to the making of this Agreement; and provided, further, that this Agreement shall be subject to the approval of any state or federal regulatory body or agency, the approval of which is, by the laws of said state or of the United States, a legal prerequisite to the execution, acceptance or performance of this Agreement.
    Either party may, without relieving itself of its obligations under this Agreement, assign any of its rights hereunder to a person with which it is affiliated, but otherwise no assignment of this Agreement or any of the rights or obligations hereunder shall be made unless there first shall have been obtained the consent thereto in writing of the other party.

If you approve of this proposal, please indicate your acceptance by executing both copies hereof in the space provided and return one (1) fully executed copy to Providing Company.
Respectfully submitted, Dominion Technical Solutions, Inc.

By: /s/ Jimmy D. Staton
Jimmy D. Staton Senior Vice President - Electric Transmission And Electric Distribution
Accepted and Agreed to: Dresden Energy, LLC

By: /s/ Malcom G. Deacon, Jr.
Malcolm G. Deacon, Jr. Vice President - Technical Solutions

Exhibit E

August 1, 2002

Dominion Equipment, III, Inc.
120 Tredegar Street
Richmond, VA 23219

Gentlemen:

This Agreement is entered into by and between Dominion Technical Solutions, Inc. ("DTS"), a Virginia corporation and Dominion Equipment, III, Inc., a Delaware corporation ("Dominion Equipment"), not in its individual capacity but as Construction Agent for Amanda Funding Limited Partnership ("Amanda Funding"). Dominion Equipment has requested that DTS provide certain services which may from time to time be required in connection with the pre-operational and construction phase of the Fairless Energy Facility located in the Commonwealth of Pennsylvania (the "Project"). DTS has agreed to provide such services to Dominion Equipment, upon the terms and conditions hereinafter provided.

Accordingly, in consideration of the mutual promises herein contained, DTS and Dominion Equipment agree as follows:

    Upon oral or written request by Dominion Equipment, DTS will provide such engineering, consulting, planning, design, inspection, procurement, telecommunications and related services for the Project as are deemed necessary or desirable. In so doing, DTS may arrange for and provide the services of its own qualified personnel, or it may, after consultation with Dominion Equipment, arrange for and provide the services of such qualified, non-employee personnel as DTS, in its own opinion, deems necessary or appropriate.
    All services rendered under and in accordance with this Agreement shall be provided at cost; provided, however, that DTS shall not incur costs in excess of $750,000.00 without the prior written approval of Dominion Equipment.

    The cost of rendering such services shall include: (1) a portion of the salaries and wages of employees of DTS determined according to the time devoted by such employees to the performance of services hereunder for Dominion Equipment; (2) the costs of such employees' benefits, payroll taxes and compensated absences attributable to salaries and wages directly billed, as determined in accordance with DTS policies and procedures in place from time to time, (3) all other out-of-pocket operating costs, including expenses for transportation, tolls and other expenses incurred by DTS or its employees in connection with the performance of services under this Agreement , (4) the actual costs of materials and supplies furnished by DTS in connection with the performance of services under this Agreement, (5) the cost of any services provided by non-employees engaged by DTS in connection with the performance of services hereunder for Dominion Equipment; and (6) administrative and general costs attributable to services performed under this Agreement (including reasonable amounts for general office maintenance and depreciation, amortization, return and related taxes on DTS's general plant investment), determined in accordance with DTS's policies and procedures.

    DTS shall render monthly statements to Dominion Equipment for services supplied or to be supplied in the manner set forth above. Such statements shall include the costs of all services supplied hereunder during the preceding month and may include estimated amounts attributable to services which DTS anticipates it will supply during the next succeeding calendar month. All statements so rendered will be due and payable thirty (30) days after receipt thereof.
    This Agreement shall become effective as of August 1, 2002 and shall continue in force and effect until terminated by either party upon thirty (30) days' written notice of termination; provided, however, that this Agreement shall be subject to termination or modification at any time to the extent that its performance may conflict with the provisions of the Public Utility Holding Company Act of 1935, as amended, or any rule, regulation or order of the Securities and Exchange Commission adopted or promulgated prior or subsequent to the making of this Agreement; and provided, further, that this Agreement shall be subject to the approval of any state or federal regulatory body or agency, the approval of which is, by the laws of said state or of the United States, a legal prerequisite to the execution, acceptance or performance of this Agreement.
    Either party may without the prior written consent of the other party, without relieving itself of its obligations under this Agreement, assign any of its rights hereunder to a person with which it is affiliated. In addition, upon written notice to DTS but without DTS's prior consent, Dominion Equipment and/or Amanda Funding may assign this letter agreement to the lenders providing financing for the Project or the administrative agent acting for such lenders; provided, however, that such assignment shall not release Dominion Equipment or Amanda Funding of any of its obligations under this Agreement. Except as provided in this Section 5, no assignment of this Agreement or any of the rights or obligations hereunder shall be made unless there first shall have been obtained the consent thereto in writing of the other party, which shall not be unreasonably withheld or delayed. This Agreement shall be binding upon and inure to the benefit of the parties hereto and each of their respective successors and permitted assigns.

If you accept the terms and condition of this Agreement, please indicate your acceptance by executing both copies hereof in the space provided and return one (1) fully executed copy to DTS.
Respectfully submitted, Dominion Technical Solutions, Inc.

By: /s/ Jimmy D. Staton
Jimmy D. Staton Senior Vice President - Electric Transmission & Electric Distribution
Accepted and Agreed to: Dominion Equipment, III, Inc. in its capacity as Supervisory Agent for Amanda Funding

By: /s/ Malcom G. Deacon, Jr.
Malcolm G. Deacon, Jr. Vice President - Technical Services

Exhibit F

June 1, 2002

Dominion Energy Direct Sales, Inc.
120 Tredegar Street
Richmond, Virginia 23219

Gentlemen:

This Agreement is entered into by and between Dominion Retail, Inc.("Providing Company"), a Delaware corporation and Dominion Energy Direct Sales, Inc. ("Receiving Company"), a Virginia corporation. Receiving Company has requested that Providing Company provide it with certain services which it may from time to time require in the conduct of its business. Providing Company has agreed to provide such services to Receiving Company, upon the terms and conditions hereinafter provided.

Accordingly, in consideration of the mutual promises herein contained, Providing Company and Receiving Company agree as follows:

    Upon oral or written request by Receiving Company, Providing Company will provide such accounting and related services as are deemed necessary or desirable. In so doing, Providing Company may arrange for and provide the services of its own qualified personnel, or it may, after consultation with Receiving Company, arrange for and provide the services of such qualified, non-affiliated personnel as Providing Company, in its own opinion, deems necessary or appropriate.
    All services rendered under and in accordance with this Agreement shall be provided at cost.

    The cost of rendering such services shall include: (1) a portion of the salaries and wages of employees of Providing Company determined according to the time devoted by such employees to the performance of services hereunder for Receiving Company; (2) the costs of such employees' benefits, payroll taxes and compensated absences attributable to salaries and wages directly billed, as determined in accordance with Providing Company policies and procedures in place from time to time, (3) all other out-of-pocket operating costs, including expenses for transportation, tolls and other expenses incurred by Providing Company or its employees in connection with the performance of services under this Agreement , (4) the actual costs of materials and supplies furnished by Providing Company in connection with the performance of services under this Agreement, and (5) administrative and general costs attributable to services performed under this Agreement (including reasonable amounts for general office maintenance and depreciation, amortization, return and related taxes on Providing Company's general plant investment), determined in accordance with Providing Company's policies and procedures.

    Providing Company shall render monthly statements to Receiving Company for services supplied or to be supplied in the manner set forth above. Such statements shall include the costs of all services supplied hereunder during the preceding month and may include estimated amounts attributable to services which Providing Company anticipates it will supply during the next succeeding calendar month. All statements so rendered will be due and payable ten (10) days after receipt thereof.
    This Agreement shall become effective as of June 1, 2002, and shall continue in force and effect until terminated by either party upon thirty (30) days' written notice of termination; provided, however, that this Agreement shall be subject to termination or modification at any time to the extent that its performance may conflict with the provisions of the Public Utility Holding Company Act of 1935, as amended, or any rule, regulation or order of the Securities and Exchange Commission adopted or promulgated prior or subsequent to the making of this Agreement; and provided, further, that this Agreement shall be subject to the approval of any state or federal regulatory body or agency, the approval of which is, by the laws of said state or of the United States, a legal prerequisite to the execution, acceptance or performance of this Agreement.
    Either party may, without relieving itself of its obligations under this Agreement, assign any of its rights hereunder to a person with which it is affiliated, but otherwise no assignment of this Agreement or any of the rights or obligations hereunder shall be made unless there first shall have been obtained the consent thereto in writing of the other party.

If you approve of this proposal, please indicate your acceptance by executing both copies hereof in the space provided and return one (1) fully executed copy to Providing Company.

Respectfully submitted, Dominion Retail, Inc.

By: /s/ G. Scott Hetzer
G. Scott Hetzer Senior Vice President and Treasurer
Accepted and Agreed to: Dominion Energy Direct Sales, Inc.

By: /s/ Lee D. Katz
Lee D. Katz Controller

Exhibit G

CERTIFICATE

The undersigned certifies that she is the duly designated and acting attorney of Dominion Resources, Inc., a Virginia corporation ("DRI") and that:

DRI's Quarterly Report on Form U-9C-3 filed pursuant to Rule 58 for the quarter ended September 30, 2002 was filed with each state commission having jurisdiction over the retail rates of the public utility companies that are associate companies of any of the reporting companies.

The names and addresses of such state utility commissions are:
Utilities Department
Public Utility Commission of Ohio
180 Broad Street
Columbus, OH 43266-0573

Executive Secretary
West Virginia Public Service Commission
201 Brooks Street
Charleston, WV 25301

Secretary
Pennsylvania Public Utility Commission
North Office Building
Commonwealth Avenue and North Street
Harrisburg, PA 17101

General Counsel
Virginia State Corporation Commission
1300 East Main Street
10th Floor
Richmond, VA 23219

Chief Clerk
North Carolina Utilities Commission
4325 Mail Service Center
Raleigh, North Carolina 27699-4325

IN WITNESS WHEREOF, I have hereunto set my hand as of the 26th day of November, 2002.

/s/ Sharon L. Burr
Sharon L. Burr
Attorney for Dominion Resources, Inc.